Mail Stop 4561

May 31, 2005

VIA U.S. MAIL AND FAX (301)468-3180

H. William Willoughby
Director, President and Secretary
CRI Hotel Income Partners, L.P.
11200 Rockville Pike
Rockville, Maryland 20852

Re: CRI Hotel Income Partners, L.P.
        Form 10-K for Fiscal Year Ended
        December 31, 2004
        File No. 33-11096
        Form 10-Q for Quarterly Period Ended
        March 31, 2005
        File No. 33-11096

Dear Mr. Willoughby:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Report of Independent Registered Public Accounting Firm, page III-6

1.   We note that your independent accountant's audit report is not signed. Amend
        your form 10-K to include a signed audit report.

*   *   *   *

        Please amend your Form 10-K and respond to this comment within 10 business
days or tell us when you will provide us with a response. Please furnish a cover letter
with your amendment that keys your response to our comment and provides any
requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filings;

   •   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding
       initiated by the Commission or any person under the federal securities laws of the
       United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3414 if you have questions.

Sincerely,

Jorge L. Bonilla
Senior Staff Accountant